UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month April 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated April 20, 2018	3

Grifols, S.A. Parc Empresarial Can Sant Joan Avda Generalitat nº 152-158 08174 SANT CUGAT DEL VALLES ESPAÑA Tel (34) 935 710 500 Fax (34) 935 710 267 THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL GRIFOLS, S.A. ORDINARY GENERAL SHAREHOLDERS' MEETING The Board of Directors has resolved to call the shareholders of Grifols, S.A. (the "Company") to the Ordinary Shareholders' Meeting that will be held on first call, at Avenida Generalitat 152-158, Polígono Can Sant Joan, Sant Cugat del Vallès (Barcelona), at 12:00 a.m. CET on May 24, 2018, and at the same time and place, on May 25, 2018, on second call, with the following Agenda First. Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2017, and approval of a preferred dividend corresponding to Class B shares. Second. Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2017. Third. Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2017. Fourth. Re-election of auditors of the individual annual accounts. Fifth. Re-election of auditors of the consolidated annual accounts. Sixth. Resignation, dismissal, re-election and/or appointment, as the case may be, of Directors. Modification, if applicable, of the number of members of the Board of Directors: 6.1.-Re-election of Ms. Belén Villalonga Morenés as a member of the Board of Directors. 6.2.-Re-election of Ms. Marla E. Salmon as a member of the Board of Directors. Seventh. Consultative vote on the Annual Remuneration Report. Eighth. Granting of authorities to formalize and execute the resolutions passed by the General Meeting.

It is stated that, pursuant to the provisions of the Company's Articles of Association, only the shareholders who hold Class A shares will have the right to vote on the items included in the agenda. Supplement to the call and filing of new resolution proposals Pursuant to the provisions of article 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may request the publication of a supplement to this call, including one or more items on the agenda, and filing well-founded resolution proposals on matters already included or that should be included on the agenda, provided that the new items are duly justified or accompanied, as appropriate, by a substantiated resolution proposal. This right may be exercised by means of a verifiable notice that must be received at the registered office of the Company, within five days following the publication of this notice of call or, as the case may be, of the supplement to the call. Such notice must provide evidence of the identity of the shareholders exercising such right and the number of shares they currently hold, as well as the items that, as the case may be, should be included on the agenda, and must be accompanied by all relevant documents. Right to information As from the date hereof, any shareholder will have the right to examine at the registered office of the Company (calle Jesús y María, 6, 08022 Barcelona), to look up on the corporate web page (www.grifols.com), and to obtain on request the immediate delivery of the following documents, free of charge: (i) Proposed resolutions corresponding to each of the items included on the agenda of the General Shareholders' Meeting; (ii) The Company's individual and consolidated annual accounts for the fiscal year ended on December 31, 2017, together with the corresponding audit and management reports; (iii) The annual corporate governance report for the fiscal year ended on December 31, 2017; (iv) The annual report on the Board Members' remuneration; (v) Professional profile and biography of the directors whose re-election is proposed to the General Shareholders' Meeting; (vi) The relevant report issued by the Board of Directors concerning the proposals for the re-election of directors referred to in the sixth item of the agenda; and (vii) Total number of shares and voting rights on the date on which the General Shareholders’ Meeting is called. Furthermore, the following reports will be published on the Company's corporate web page:

(i) Reports on the functioning of the Audit Committee and the Appointments and Remuneration Committee corresponding to year 2017; (ii) Report on the related party transactions corresponding to year 2017 issued by the Audit Committee; and (iii) Report on the independence of the Company's external auditors issued by the Audit Committee. Additionally, pursuant to the provisions of articles 197, 272 and 520 of the Companies Act (Ley de Sociedades de Capital), article 39 of the Regulations of the Board of Directors and article 9 of the Regulations of the General Shareholders' Meeting, the shareholders may request in writing that the Board of Directors, from the date of publication of the notice of the call until the fifth day before the date when the General Shareholders' Meeting is to be held, or verbally while the meeting is being held, provide any information and clarifications that they may deem necessary, or raise any questions that they deem pertinent regarding the items included in the agenda. Furthermore, shareholders may request, within the same deadline and in the same form, any information or clarifications or raise any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders' Meeting (May 26, 2017) and concerning the auditor's report. Shareholders' Electronic Forum Pursuant to the provisions of article 539 of the Companies Act (Ley de Sociedades de Capital), on occasion of the call of the General Shareholders' Meeting and until 8:30 a.m. CET of the same day it is held on first call, the Company has enabled the Shareholders' Electronic Forum on the Company's corporate web page (www.grifols.com). The operating rules and the form that the shareholders must fill in in order to participate in said Forum are available on the Company's web page. Right to attend All shareholders will have the right to attend the General Shareholders' Meeting of the Company, provided that their shares are registered under their name in the corresponding accounting registry at least five days prior to the day on which the General Shareholders' Meeting is to be held. In order to exercise the right to attend, the shareholder must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry. Any shareholder having the right to attend may be represented by another person, even if such person is not a shareholder. The representation shall be conferred on a special basis for this specific General Shareholders' Meeting, in writing or via any distance means of communication as set forth below. Vote and distance voting

Shareholders may cast their vote regarding the proposals included on the agenda through the following distance means of communication: (a) by means of postal correspondence, by sending the attendance, delegation and distance voting card, duly signed and with an indication of the direction of their vote, to the following address: Grifols, S.A. (re: General Shareholders' Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and (b) by means of electronic communication, through the Company's corporate web page (www.grifols.com), provided that the security of the electronic communication is ensured, and the electronic document through which the vote is casted includes a recognized electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors as it fulfils the adequate guarantees on authenticity and identity of the voting shareholder. Likewise, the shareholders may confer their representation, specifically for this General Shareholders' Meeting, by the following distance means of communication: (a) by means of postal correspondence, by sending the relevant attendance card duly signed, including name and identity card of the shareholder being represented, to the following address: Grifols, S.A. (re: General Shareholders' Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and (b) by means of electronic communication, through the Company's corporate web page (www.grifols.com), provided that the security of electronic communications is ensured and that the electronic document through which the representation is formalized includes a recognized electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors as it fulfils the guarantees on authenticity and identity of the voting shareholder conferring their representation. The shareholders who confer their representation by means of distance communication must notify the appointed proxy of the representation conferred. When the representation is conferred to a Board Member and/or Secretary and/or Vice Secretary of the Company, such communication will be deemed to be made upon receipt by the Company of the distance delegation. Distance delegations must be accepted by the proxy, not being able to join otherwise. For this purpose, all distance delegations in favour of individuals different than the Company's Board Members and/or Secretary and/or Vice Secretary must be printed out, signed and submitted by the proxies, together with an identity document, to the personnel in charge of the shareholders' registry on the date and place where the meeting is to be held, within the hour immediately prior to its scheduled start. Moreover, the delegation card duly completed and signed may also be submitted by the proxy physically attending the Meeting, together with an identity document, to the personnel in charge of the shareholders' registry, on the date and place where the General Shareholders' Meeting is to be held, within the hour immediately preceding its scheduled start. In order to be valid, both the vote and the distance delegation must be received by the Company at least five (5) days prior to the date set for the General Shareholders' Meeting. The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and delegation for technical or security reasons. The Company further reserves the right to request such additional identification from the shareholders as may be deemed convenient in order to ensure the identity of those attending the meeting, the authenticity of the vote or the delegation and, in general, the legal certainty of the General Shareholders’ Meeting being held. The Company will not be liable for damages that may be caused to shareholders due to the lack of availability and effective operation of its corporate web page and of the services or contents provided through such page as a result of any failure, overload, line failure, connection fault or similar events not attributable to the Company that may impede the use of the electronic voting or delegation systems. Computer applications for casting the vote and the delegation through electronic means will be operative from May 10, 2018 at 00:00:01 hours CET until May 18, 2018 at 23:59:59 hours CET. Participation of a Notary at the Meeting The Board of Directors has resolved to request the presence of a Notary in order to draw up the minutes of the General Shareholders' Meeting, pursuant to the provisions of article 203 of the Companies Act (Ley de Sociedades de Capital). Personal Data According to the applicable data protection laws, the shareholders are hereby informed that any personal data provided by them to the Company for the purposes of exercising their rights of information, participation in the Shareholders' Electronic Forum, attendance, representation and vote in the General Shareholders' Meeting, or the personal data provided for such purposes both by banking entities or securities brokerages and dealers at which such shareholders have placed their shares in custody and the entity legally qualified to record book entries (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. – Iberclear) shall be processed by the Company with the aim to manage the development, compliance and control of the existing shareholding structure, as well as the call, holding, attendance and development of the General Shareholders' Meeting. Banking entities, securities brokerages and dealers, and Iberclear may provide the Company with the list of shareholders containing the following personal data: first and last name, personal identification or passport number and address. Furthermore, the shareholders represented at the General Shareholders' Meeting may provide the Company with the first and last name, personal identification and passport number of their representatives, unless the designated representatives are the Directors, the Secretary and/or Vice Secretary of the Company. The submission of personal data to the Company will strictly comply with the relevant applicable laws. The legal basis for the processing of personal data described here above is the appropriate execution of the relationship with shareholders. The personal data shall be kept for as long as it will be necessary for the Company to comply with its legal duties, or for as long as liabilities may arise from the relationship with the shareholder. Shareholders' personal data and, as the case may be, of their representatives, will not be communicated to third parties unless it is required to comply with a legal mandate. The shareholders or, if applicable, their representatives, may with respect to their own data and in the terms set forth in the law: (a) (b) (c) (d) (e) Access them at the Company's files (right to access), Request their amendment when they are inaccurate (right to rectification), Request that they are not processed (right to object), Request their erasure (right to erasure), Request the restriction of processing when (i) accuracy of the personal data is contested by the data subject and this is being verified, (ii) the processing is unlawful and the data subject opposes the erasure of the personal data, and (iii) the Company no longer needs the personal data for the purposes of the processing, but they are required by the data subject for the establishment, exercise or defence of legal claims (right to restriction of processing), and Receive in electronic format the personal data directly provided to the Company and transmit these to third parties (right to data portability). (f) In order to exercise said rights shareholders and, if applicable, the representatives must send their request together with a copy of their identity card, passport or other legal document that proves their identity to proteccion.datos@grifols.com indicating as reference "General Shareholders' Meeting". In any case, the shareholders and, if applicable, the representatives may exercise their reclamation right before the Spanish Data Protection Agency (www.agpd.es) or any other competent data protection authority. The development of the Shareholders' Meeting will be subject to audio-visual recording and photographs will be taken to facilitate its monitoring and to document the act. By accessing the site where the Shareholders' Meeting is held, the attendee is giving consent for the treatment of his/her personal data (including image and voice) by such means and for the mentioned purposes. For any matter related to the processing of the personal data you may contact the Company by postal means at Avda. de la Generalitat 152-158, Polígono Can Sant Joan, 08174 Sant Cugat del Vallès (Barcelona) or at the email address proteccion.datos@grifols.com, using in both cases the reference "General Shareholders' Meeting". Expected date of the General Shareholders' Meeting

THE SHAREHOLDERS ARE INFORMED THAT THE GENERAL SHAREHOLDERS' MEETING WILL FORESEEABLY BE HELD ON SECOND CALL ON MAY 25, 2018 AT 12:00 HOURS CET, AT THE PLACE FIRST WRITTEN ABOVE. Attendance cards The shareholders are reminded that in order to exercise their right of attendance to the General Shareholders' Meeting they must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry. These attendance cards will have to detail, as applicable, the number of shares of each class (Class A or Class B shares) held by the shareholders. The entities in charge of the accounting registries may also issue to the shareholders two separate cards, that is, one for Class A shares and another for Class B shares held by each shareholder, as the case may be. Transport On May 25, 2018 the shareholders will have at their disposal a shuttle service between the station of Sant Joan (Vallès line of the Catalan Railway Network – FGC) and the Company's offices where the General Shareholders' Meeting is to be held, running from 11:15 a.m. to 11:45 a.m. CET from the station, and from 13:15 p.m. CET from the Company's offices. Barcelona, April 19, 2018 The Secretary to the Board of Directors Ms. Núria Martín Barnés

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 20, 2018